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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


                        Home Products International, Inc.
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                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)

                                   437305 10 5
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                                 (CUSIP NUMBER)

               Alisa M. Singer, Equity Group Investments, L.L.C.,
       Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 454-1800
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                               COMMUNICATIONS)

                                October 29, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


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CUSIP NO. 437305 10 5                   13D                  PAGE 2 OF 4 PAGES

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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Samstock, L.L.C.
    36-4156890
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

       WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                7   SOLE VOTING POWER
  NUMBER OF
                     664,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     664,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       664,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.1% (1)
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14   TYPE OF REPORTING PERSON (See Instructions)

       00
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Based upon 7,314,702 shares outstanding at July 30, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 26, 1999.
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                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
                  CAPITALIZED TERMS NOT OTHERWISE DEFINED SHALL
             HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D.



Item 3.           Source and Amount of Funds or Other Consideration
                  -------------------------------------------------
and

Item 5.           Interest In Securities of the Issuer
                  ------------------------------------

                  On October 29, 1999, Samstock purchased 110,000 shares of Common Stock at $9.75 per share and on November 3, 1999, Samstock purchased 5,500 shares at $9.50 per share. Both purchases were in the open market. The amount of funds used in acquiring the shares of Common Stock was $1,124,750, which funds were obtained from the working capital of Samstock.

                  To the best knowledge of Samstock, there are 7,314,702 shares of Common Stock outstanding as of the date hereof. (1) Based upon the foregoing number, the 664,000 shares beneficially owned by Samstock represent approximately 9.1% of the Common Stock issued and outstanding. Samstock has the sole power to vote or to direct the vote of the shares of Common Stock acquired by it. SZI also has the power to dispose or to direct the disposition of the shares on Common Stock beneficially owned by Samstock.

                  Except as listed below, at the date hereof, neither Samstock, nor to the best knowledge of Samstock, SZI, ZGP or the persons listed in Appendix A of the original Schedule 13D, owns any shares of Common Stock other than the shares owned by Samstock, as described herein. Rod Dammeyer owns 150,000 shares of Common Stock, and has the sole power to vote and to dispose of such Common Stock.


                  --------------------------------------------------------------

                  (1) As disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 26, 1999.





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                                   SIGNATURES
                                   ----------

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 5, 1999


                                          Samstock, L.L.C.





                                          By:  /s/  Donald J. Liebentritt,
                                               ---------------------------------
                                               Vice President








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